Exhibit 99.1

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Given Imaging’s PillCam® COLON Cleared in Japan, World’s Second Largest
Healthcare Market

– Broad indication could benefit over one million patients per year in Japan –

– Significantly broadens Given Imaging’s potential capsule endoscopy system customer base –

YOQNEAM, ISRAEL, July 15, 2013 -- Given Imaging Ltd, (NASDAQ: GIVN), a world leader in gastrointestinal medical devices and pioneer of capsule endoscopy, today announced that PillCam® COLON has been cleared by Japan’s Pharmaceuticals & Medical Devices Agency (PMDA) for diagnosis of colonic disease when colonoscopy is required but difficult to conduct, including patients unwilling or unable to undergo colonoscopy.

“We thank the PMDA for its very efficient review process and for granting a broad indication for PillCam COLON,” said Homi Shamir, President and CEO, Given Imaging.  "The clearance of PillCam COLON in Japan, the world's second largest healthcare market, represents an important accomplishment for Given Imaging.  The decision could expand our potential customer base in Japan from approximately 1,000 today to potentially 10,000 and will help in enhancing adherence to screening guidelines for over 1,000,000 potential patients."

Screening guidelines in Japan call for everyone over 40 to undergo a fecal occult blood test (FOBT).  Compliance with screening remains low and only approximately 25% of the population actually get tested.1 After a physician identifies blood in a patient’s feces (which can be a strong indication of colon cancer or other diseases), only 54.7% of these patients2 proceed to have a recommended colonoscopy to confirm the diagnosis due to a variety of reasons. PillCam COLON’s ease of use and minimally-invasive profile could appeal to those patients.

“The number of deaths due to colorectal cancer in Japan continues to increase at an alarming rate,” said Akira Terano, MD, PhD, Emeritus president, Dokkyo Medical University, president, Japanese Association for Capsule Endoscopy (JACE). “Colorectal cancer is now the leading cause of cancer death in women in Japan and the incidence rate for colorectal cancer in men and women is expected to be at the top of the list in the population of Japan by 2020. PillCam® COLON is a less invasive medical device which would be able to drive higher compliance. I believe that PillCam® COLON would make a huge contribution for early detection and treatment of colon cancer by applying it in the clinical setting. JACE would undertake the central role in research, education and the upgrading of the medical system for the capsule endoscopy of the colon. I believe PillCam COLON will be widely accepted into the clinical practice for patients who are not able or unwilling to undergo a colonoscopy due to physical or psychological reasons or who do not have a convenient access to a medical (colonoscopy) facility near their place of residence.”

1 Ministry of Health, Labor and Welfare, 2007 Health Review of Japanese Households,– 2007
2 “Nationwide Survey Committee of Mass Screening for Digestive Organs of the Japanese Society of Gastroenterological Cancer Screening: annual report of 2008 of the nationwide survey of mass screening for digestive organs,” Journal of Gastroenterol Cancer Screening, vol. 49, pp. 73-112, 2011.

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“Our top priority is to provide physicians and patients with an alternative colorectal exam option to ensure every patient, including those who are unable or unwilling to get a colonoscopy, has the opportunity to undergo a colorectal exam,” Shamir said.  “Meaningful sales of PillCam COLON capsule will commence immediately after obtaining reimbursement.”

Reimbursement in Japan is expected to become effective during the first half of 2014, subject to government discretion. PillCam COLON received the CE Mark in September 2009 and is commercially available throughout Europe, Latin America, Canada, and parts of Asia. PillCam COLON is pending U.S. Food and Drug Administration (FDA) clearance and is not cleared for marketing or available for commercial distribution in the U.S. and certain other countries.

About PillCam® COLON

The PillCam COLON video capsule is equipped with two miniature color video cameras (one on each end), a battery and an LED light source; it measures 11 mm X 31 mm. PillCam COLON is designed to be ingested by the patient and transmit up to 35 frames per second for approximately 10 hours to a recording device worn by the patient. Data are transferred from the device to a computer that uses RAPID software to compile the video data and enable the physician to review and report the results of the PillCam study.

The risks of PillCam capsule endoscopy include capsule retention, aspiration and skin irritation. The risks associated with colon preparation are allergies or other known contraindication to any preparation agents or medications used for the PillCam COLON regimen, according to laxative medication labeling and per physician discretion. After ingesting the PillCam capsule and until it is excreted, patients should not be near any source of powerful electromagnetic fields, such as one created by an MRI device. Medical, endoscopic or surgical intervention may be necessary to address these complications, should they occur. A normal or negative capsule endoscopy examination does not exclude the possibility of colon polyps or colon cancer.

About Given Imaging Ltd.

Since pioneering the field of capsule endoscopy in 2001, Given Imaging has become a world leader in GI medical devices, offering health care providers a range of innovative options for visualizing, diagnosing and monitoring the digestive system. The company offers a broad product portfolio including PillCam® capsule endoscope for the small bowel, esophagus and colon. The company also offers industry-leading GI functional diagnostic solutions including ManoScan™ high-resolution manometry, Bravo® capsule-based pH monitoring, Digitrapper® pH-Z, and the SmartPill® GI monitoring systems. Given Imaging is committed to delivering breakthrough innovations to the GI community and supporting its ongoing clinical needs. Given Imaging's headquarters are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia, Vietnam, Hong Kong and Brazil. For more information, please visit www.givenimaging.com.

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Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Such forward-looking statements include statements relating to the Company exploring strategic alternatives and considering possible strategic transactions involving the Company. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations, (18) quality issues and adverse events related to our products, such as capsule retention, aspiration and failure to attach or detach, bleeding or perforation that could require us to recall products and impact our sales and net income, and (19) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2012. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except to the extent expressly required under applicable law, the Company undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

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nava@gk-biz.com

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